NEWS RELEASE

April 7, 2011	Release 05-2011

WESTERN COPPER ANNOUNCES UPDATED PRE-FEASIBILITY STUDY ON CASINO PROJECT

8.3 million ounces of gold and 4.4 billion pounds of copper plus molybdenum and silver in reserve
Gold production increased to 435,000 ounces per year for the first 4 years
After-Tax IRR 16.2% at long term metal prices
After-Tax NPV (8%) $1.0 billion at long term metal prices
Throughput increased to 120,000 tpd

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN; NYSE Amex:WRN) is pleased to release the results of an updated pre-feasibility study on its wholly-owned Casino copper-gold-molybdenum deposit in the Yukon. This study recommends that the project be built as an open pit mine and a mill processing 120,000 tonnes per day (“tpd”) producing an average of 435,000 ounces of gold, 234 million pounds of copper, 13 million pounds of molybdenum, and 1.6 million ounces of silver per year over the first four years of production.

The study is a major update from the one released by Western Copper in June 2008. The new study incorporates the updated resource announced in November 2010, a 33% increase in throughput to 120,000 tpd, the use of natural gas as a power source, and improved gold recoveries. These modifications are significant factors to the study indicating an after-tax net present value (“NPV”) of $1.0 billion using a discount rate of 8% and an after-tax internal rate of return (“IRR”) of 16.2% .

“We are extremely pleased with the results of the new Casino study”, said Dale Corman, Chairman and Chief Executive Officer, “This pre-feasibility study shows that the project can be built and operated with excellent returns based on conservative metal prices. When you combine the current financial results with the massive resource expansion not included in the reserve, Casino is at the forefront of a handful of large, long-life copper-gold porphyries in the world. The Yukon is a mining friendly jurisdiction and we look forward to continuing to advance this project forward.”

KEY DATA

Initial Capital Investment	$2.13 billion
Payback period*	3.3 years

IRR pre-tax* (100% equity)	19.6%
IRR after-tax* (100% equity)	16.2%

NPV pre-tax* (8% discount)	$1.6 billion
NPV after-tax* (8% discount)	$1.0 billion

Mill operation	23 years
Heap leach operation	7 years
Total Reserve	1,057 million tonnes
Mill throughput	120,000 tonnes per day

*Based on Long Term metal prices.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

FINANCIAL VALUATION

The pre-feasibility study indicates that the economic returns from the project justify further development of the Casino project – development of a full feasibility study and securing the required permits and licenses for operation.

The financial results of the study were developed under three different metal price scenarios. Long term prices (“Long Term”) were based on typical analyst projections of long metal prices and $CAN:$US exchange rates, and adjusted to the current study’s $CAN:$US exchange rate of 1.0. SEC prices (“SEC”) use LME three-year historical rolling average prices as of the end of March 2011. This approach is consistent with the guidance of the United States Securities and Exchange Commission. Spot prices (“Spot”) are based on spot prices from March 31, 2011.

The following table summarizes the financial results from using three metal price scenarios:

	Long
	Term	SEC	Spot

Copper (US$/lb)	2.78	3.04	4.30
Molybdenum (US$/lb)	15.56	17.58	17.25
Gold (US$/oz)	1,222.22	1,061.34	1,439.00
Silver (US$/oz)	18.89	17.80	37.87
Exchange Rate (C$:US$)	1.0	1.0	1.0

IRR pre-tax (100% equity)	19.6%	19.8%	32.2%
NPV pre-tax (5% discount, $millions)	2,569	2,704	5,860
NPV pre-tax (8% discount, $millions)	1,566	1,647	3,927

IRR after-tax (100% equity)	16.2%	16.4%	26.8%
NPV after-tax (5% discount, $millions)	1,698	1,791	4,004
NPV after-tax (8% discount, $millions)	963	1,018	2,621

Payback period (years)	3.3	3.3	2.1
Net Smelter Return ($/t milled)	19.33	19.80	26.84
Copper Cash Cost* (US$/lb)	0.06	0.21	(0.49)

*Net of byproduct credits.

Higher grade ore is fed to the concentrator during the first four years of the concentrator operation. This, combined with the concurrent heap leach facility operation, results in higher yearly cash flows and other metrics during this period and contributes significantly to the project’s financial performance.

	Years 1-4	Life of Mine

Average Annual Pre-tax Cash Flow ($millions)	623	322
Average Annual After-tax Cash Flow ($millions)	567	250
Average NSR ($/t ore milled)	26.84	19.33
% of Revenue - Copper	46%	45%
% of Revenue - Gold	39%	35%
% of Revenue - Silver	2%	2%
% of Revenue - Molybdenum	13%	18%

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Further sensitivity analyses may be found in the pre-feasibility study executive summary.

CAPITAL AND OPERATING COSTS

Total initial capital investment in the project is estimated to be $2.13 billion, which represents the total direct and indirect cost for the complete development of the project, including associated infrastructure and power plant. The following table shows how the initial capital is distributed between the various components. Sustaining capital for the project is $575 million.

(millions)

Mine Capital (Mine, Mill, Heap Leach, etc.)	$1,750
Power Capital (Power Plant, LNG Facility)	$260
Infrastructure Capital (Road, Port Upgrade, Airstrip)	$120
Total Initial Capital	$2,130

Mining and milling operating costs were calculated to average $9.70/tonne of ore processed over the life of mine and heap leach operating costs were calculated to average $2.96/tonne of ore leached over the life of mine.

($/tonne)

Mining	$3.10
Milling	$6.15
Pyrite CIL	$0.09
General & Administrative	$0.36
Total	$9.70

RESOURCES AND RESERVES

The November 2010 resource estimate was used unmodified for this pre-feasibility study.

The pre-feasibility study estimates a NI 43-101 compliant proven and probable mill ore reserve of 976 million tonnes and a proven and probable heap leach ore reserve of 82 million tonnes as outlined below. Total contained metal in the combined proven & probable reserve is equal to 4.4 billion pounds of copper, 8.3 million ounces of gold, 490 million pounds of molybdenum, and 61 million ounces of silver.

	Tonnes	Copper	Gold	Moly	Silver
	(millions)	(%)	(g/t)	(%)	(g/t)

Mill Ore Reserve
Proven Mineral Reserve	91	0.337	0.438	0.0276	2.23
Probable Mineral Reserve	885	0.189	0.217	0.0225	1.68
Total Proven & Probable (Mill)	976	0.202	0.238	0.0229	1.73
Heap Leach Reserve
Proven Mineral Reserve	30	0.052	0.494	n.a.	2.88
Probable Mineral Reserve	52	0.035	0.299	n.a.	2.37
Total Proven & Probable (Heap)	82	0.041	0.370	n.a.	2.55

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

DEVELOPMENT PLAN

The pre-feasibility study evaluates the development of the Casino deposit as a conventional, electrified truck-shovel open pit mine. The initial development will focus on the deposit’s oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold and molybdenum concentrates. Additionally, a pyrite rich stream from the concentrator will be leached in a CIL circuit for recovery of gold and silver. Key metrics of the processing plant are shown below:

	Years 1-4	Life of Mine

Strip ratio	0.51	0.72
Average Annual Metal Production
Copper (Mlbs)	234	157
Gold (kozs)	435	262
Silver (kozs)	1,558	1,369
Molybdenum (Mlbs)	13	12
Average Annual Mill Feed Grade
Copper (%)	0.310%	0.202%
Gold (g/t)	0.377	0.238
Silver (g/t)	2.113	1.727
Molybdenum (%)	0.025%	0.023%
Recovery (Mill)
Copper (%)	82.7%	82.1%
Gold* (%)	76.0%	76.0%
Silver (%)	50.0%	50.0%
Molybdenum (%)	57.0%	57.0%
Recovery (Heap)
Gold (%)	50.0%	50.0%
Copper (%)	20.0%	20.0%
Silver (%)	20.0%	20.0%
Annual Concentrate Production
Cu (dry ktonnes)	375	252
Mo (dry ktonnes)	11	10
Average Concentrate Grade
Cu (%)	28.0%	28.0%
Au (g/t)	27.2	26.5
Ag (g/t)	115.6	145.6
Mo (%)	56.0%	56.0%

*Includes gold recovery from pyrite CIL

INFRASTRUCTURE

The pre-feasibility study recommends that power be provided by a natural gas power plant, and that the natural gas be supplied to the plant by transport of liquefied natural gas (“LNG”). The study assumes that LNG is sourced from the Kitimat LNG facility scheduled to begin shipping LNG in 2015.

Transportation of concentrate and material will require extending the existing Freegold Road to the east of the mine. Concentrates will be stored and loaded on ships via upgraded facilities provided by the Port of Skagway, Alaska. The project operating cost estimate includes the anticipated concentrate handling service charges based on use of the upgraded facilities.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

OPPORTUNITIES

The economics of the pre-feasibility study do not take into account opportunities for improvement based on:

•	Inclusion of the 1.7 billion tonnes* of inferred material into the reserve
•	Increased metallurgical performance
•	Third party ownership/operation of the power plant
•	Shared costs on the Freegold Road extension

*See Western Copper news release dated November 1, 2010

LOOKING FORWARD

Based on the positive results of the Casino Pre-feasibility Study, Western Copper will begin preparations to initiate a full feasibility study.

Western Copper is working towards submitting its application for environmental assessment under the Yukon Environmental and Socioeconomic Assessment Act (“YESAA”), the first permit required to bring the Casino project into operation.

CONFERENCE CALL

Western Copper Corporation will hold a conference call on Friday, April 8, 2011 at 10 am Pacific Time (1 pm Eastern Time) to discuss the Casino Pre-Feasibility Study Report. To access the conference call, please dial:

Canada & USA Toll Free:	1-888-231-8191
Outside of Canada & USA:	1-647-427-7450

An archived recording of the conference call will be available on the Company’s website at www.westerncoppercorp.com

TECHNICAL REPORT

M3, a full service Engineering, Procurement, Construction & Management firm, is recognized for its experience in copper processing and capabilities in the development and construction of mines and mineral processing plants. The executive summary of the M3 pre-feasibility study will be posted on the Company's website (www.westerncoppercorp.com) as well as Sedar and Edgar within 45 days.

Conrad Huss, P.E. of M3 is the qualified person responsible for the scientific and technical information in this news release in accordance with NI 43-101. Michael G. Hester, FAusIMM of IMC is the qualified person responsible for the preparation of the reserve estimate in this news release in accordance with NI 43-101.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

The following companies also contributed to the pre-feasibility study:

•	Knight Piésold and Co.: water supply, geotechnical, tailings management facility and heap leach
•	Associated Engineering Group Ltd.: offsite roads, transportation and ports
•	Kerr Wood Leidal Associates Ltd: power generation
•	AECOM: environmental and permitting
•	Independent Mining Consultants Inc.: mining and reserves
•	G&T Metallurgical Services Ltd., SGS Minerals Services, Metcon Research: metallurgical test work
•	Giroux and Casselman: geology and resources

ABOUT WESTERN COPPER CORPORATION

Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Casino Project and the Carmacks Copper Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable gold, copper, silver and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncoppercorp.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources; the timing and amount of any estimated future production, costs of production, and capital expenditures; success of exploration activities; and permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mineral exploration or mining operations, environmental risks, and unanticipated reclamation expenses. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com